Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 4, 2005, with respect to the financial statements and schedules of Nalco Finance Holdings LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period from November 4, 2003 through December 31, 2003 (Successor) and Ondeo Nalco Group for the year ended December 31, 2002 and for the period from January 1, 2003 through November 3, 2003 (Predecessor), included in the Post-Effective Amendment to the Registration Statement (Form S-1 No. 333-119852) and related Prospectus of Nalco Finance Holdings LLC for the registration of $694 million of its 9.0% senior discount notes due 2014.

/s/ Ernst & Young LLP

Chicago, Illinois
September 21, 2005